EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended					Six Months
	December	December	January 2,	January 1,	December 31,	Ended July
	29, 2002	28, 2003	2005	2006	2006	1, 2007(1)
	(in thousands)
Income (loss) before income taxes	$(40,331)	$(27,063)	$(6,225)	$(20,874)	$42,620	$(279,085)
Plus: Fixed charges	2,323	2,333	1,906	1,428	1,428	2,660

Earnings available for fixed charges	(38,008)	(24,730)	(4,319)	(19,446)	44,048	(276,425)

Fixed charges:
Interest expense	2,281	2,262	1,368	7	11	1,546
Interest portion of operating lease expense(2)	42	71	538	1,421	1,417	1,114

Total fixed charges	2,323	2,333	1,906	1,428	1,428	2,660

Excess (deficiency) of earnings to fixed charges	$(40,331)	$(27,063)	$(6,225)	$(20,874)	$42,620	$(279,085)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	31:1	N/A

(1)	Includes a non-cash charge of $303.4 million for acquired in-process research and development in connection with the acquisition of Solexa, Inc. in January 2007.

(2)	Thirty percent of rental expense is deemed to represent an approximation of the interest portion of such rental expense.